Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

This Management’s Discussion and Analysis is prepared as of April 11, 2018

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of April 11, 2018, and focuses on the Company’s financial condition and results of operations for the period ended February 28, 2018. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements for the period ended February 28, 2018 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the US dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

•	the timely satisfaction of closing conditions, closing and receipt and realization of proceeds from the Share Transaction (as defined below) component of the Mases Sale Transaction (as defined below)

•	the repayment and compliance with the terms of indebtedness;

•	any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below;

•	the satisfaction of closing conditions and closing of stage two of the Maseve Sale Transaction ( as defined below);

•	the completion of the DFS (defined below) and filing of a mining right application for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	revenue, cash flow and cost estimates and assumptions;

•	future events or future performance;

•	governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	developments in South African politics and laws relating to the mining industry

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•

delays in, or inability to complete or realize the proceeds of, or possible litigation resulting from, stage 2 of the planned sale of the Maseve platinum and palladium mine (“Maseve Mine”), also known as Project 1 (“Project 1”), and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•	the Company’s additional financing requirements;

•

the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under its $40 million secured loan facility (the “LMM Facility”) provided by Liberty Metals & Mining Holdings, LLC (“LMM”) drawn upon by the Company on November 20, 2015 and the Notes (defined below), and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the LMM Facility is, and any new indebtness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (‘‘PTM RSA’’) to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA, the Waterberg Project (defined below) and the Company’s remaining interest in the Maseve Mine in the event of a default under the LMM Facility or any new secured indebtness;

•	the Company’s history of losses;

•	the Company’s negative cash flow;

•	risks relating to the Company’s ability to continue as a going concern;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or other shareholders to fund their pro-rata share of funding obligations for the Waterberg Project;

•	any disputes or disagreements with the other shareholders of Waterberg JV Co. (defined below), Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) or Maseve Investments 11 Proprietary Limited (“Maseve”);

•	completion of a Definitive Feasibility Study (“DFS”) for the Waterberg Project, which is subject to resource update and economic analysis requirements;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the “MPRDA”);

•

risks of doing business in South Africa, including but not limited to, labour, economic and political instability, potential changes to and failures to comply with legislation and interruptions or shortages in the supply of electricity or water;

•	the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Mining Charter (defined below);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•

the risk that the Company’s common shares may be delisted, or that the Company may be required to effect a reverse stock split in order to maintain the listing of the common shares on the NYSE American LLC (“NYSE American”);

•	volatility in the price of the common shares;

•	possible dilution to holders of common shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and

•

the other risks disclosed under the heading “Risk Factors” in the Company’s 2017 Annual Information Form dated November 29, 2017 (the “AIF”) and in the Company’s Annual Report on Form 20-F dated December 29, 2017 (the “Form 20-F”), as well as in the documents incorporated by reference therein.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended. Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

The Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) and related regulations in South Africa require that a Broad-Based Socio-Economic Empowerment (“BEE”) entity own a 26% equity interest in mining projects that qualify for the grant of a Mining Right. As noted in the AIF and Form 20-F, the Department of Mineral Resources (“DMR”) obtained an exemption from applying the generic BEE Codes of Good Practice (the “Generic BEE Codes”) under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) until December 31, 2016 . During such extension, when evaluating the issuance and maintenance of licenses and other authorizations, the DMR would rely upon the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”), rather than the more onerous provisions of the Generic BEE Codes. No further exemption was applied for or obtained by the DMR thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of the Mining Charter rather than the Generic BEE Codes.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

On April 15, 2017, the Minister of Mineral Resources announced the implementation of the Revised Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016, commonly styled "Mining Charter III". Mining Charter III superseded the Mining Charter and set out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for both prospecting and mining rights holders. Mining Charter III provides revised ownership structures for mining rights holders, and new prospecting rights holders respectively. Under Mining Charter III, new prospecting rights holders will be required to apportion a minimum of 50% + 1 Black Persons shareholding which shareholding shall include voting rights, per prospecting right or in the company which holds the right. New mining rights holders will be required to have a minimum 30% Black Person shareholding (a 4% increase from the previously required 26%) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.

The 30% Black Person shareholding for holders of mining rights will be required to be apportioned in the following manner whereby a minimum of (i) 8% of the total issued shares of the holder shall be issued to ESOPs (or any similar employee scheme structure); (ii) 8% of the total issued shares of the Holder shall be issued to Mine Communities (or in the form of a community trust); and (iii) 14% of the total issued shares of the holder shall be issued to BEE Entrepreneurs. Holders who have already attained 30% BEE shareholding are not required to apportion their existing BEE shareholding in accordance with the prescripts of the Mining Charter III. Furthermore, holders who have attained 26% BEE shareholding are required to increase to 30% BEE shareholding within the transitional period of 12 months, however, will also not be required to restructure and apportion their BEE shareholding across a broader base.

Mining Charter III also required that mining companies contribute 1% of their turnover to an agency to be formed, called the Mining Transformation and Development Agency, and stipulated significant increases in HDSA participation in all levels of management and increased procurement from HDSA controlled companies.

Following the announcement of the Mining Charter III, the Chamber of Mines applied to have the High Court of Gauteng, Pretoria ("High Court") review the document on the basis of constitutional, procedural and administrative irregularities. The implementation of Mining Charter III has since been suspended. This comes after the Minister of Mineral Resources gave a written undertaking that it would not be implemented until the review application was heard before the full bench of the High Court. The newly appointed president of South Africa, Cyril Ramaphosa, personally engaged with the Chamber of Mines, which engagement resulted in the matter being postponed on the scheduled court hearing date of February 19, 2018. The president has assured the Chamber of Mines that there will be proper consultation with the mining industry in regard to Mining Charter III. As a result, the effect of the revised targets and provisions contained in Mining Charter III are suspended until the High Court makes a final ruling or until agreement is reached between the government and the mining industry on the content of this charter.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the Handbook of the Canadian Institute of Chartered Accountants. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

1.	DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on the exploration and development engineering of a recently discovered deposit area on the Waterberg property (the “Waterberg Project”) located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats. Implats was also granted an option (the “Purchase and Development Option”) to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to Royal Bakofeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. The Maseve sale transaction is to occur in two stages. Stage one was completed on April 5, 2018 when RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). RBPlat is to next pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide Mineral Prospecting and Exploration Proprietary Limited (“Africa Wide”), in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve (the “Share Transaction” and collectively with the Plant Sale Transaction, the “Maseve Sale Transaction”). See details below.

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consists of approximately 120 individuals, as further described below:

•	There are 10 managers, staff and employees at the Company’s Johannesburg office.

•

There are approximately 26 individuals active at the Waterberg Project conducting exploration and engineering activities related to the planned completion of a DFS by the end of calendar 2018 or early 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. As drilling related to the DFS completes in the months ahead, the Company’s complement of staff and personnel at Waterberg is planned to be reduced from 26 people to just a few individuals.

•

As at March 31, 2018, the labour force at the Maseve Mine totalled approximately 84 people, of whom 18 are employees of Maseve and 66 are employed by third party contractors or consultants. The Maseve Mine is currently on care and maintenance, pending the completion of the Share Transaction. All 18 employees at Maseve are scheduled to remain with Maseve once RBPlat assumes ownership of Maseve. Contractors and consultants will remain engaged with Maseve through completion of the Share Transaction. Their continued engagement will be subject to the decisions and control of RBPlat.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

As at February 28, 2018, the Company had an active plan in place to sell the Maseve Mine. On September 6, 2017 the Company entered into a term sheet for the two stage Maseve Sale Transaction disposing of the Maseve Mine. This was followed by definitive agreements being signed on November 23, 2017 and the completion of the Plant Sale Transaction on April 5, 2018. At the end of the period the Company classified the Maseve Mine as an asset held for sale, recorded at the lower of the carrying value and fair value less costs to sell.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

For more information on mineral properties, see below and notes 3 to 5 of the Company’s February 28, 2018 condensed consolidated interim financial statements.

SOUTH AFRICAN PROPERTIES

After a planned corporatization of the Waterberg joint venture completed on September 21, 2017, the Waterberg Project is held by Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”). The Company’s material mineral property is the Waterberg Project. After giving effect to the Initial Purchase (defined below), the Company holds a 50.02% beneficial interest in Waterberg JV Co., of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo, which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by a nominee of JOGMEC (21.95%) and by Implats (15.0%) . PTM RSA is the manager of Waterberg JV Co.

At period end, the Maseve Mine and associated property was held through Maseve, a company which is held 82.9% by PTM RSA and 17.1% by Africa Wide, which is in turn owned 100% by Johannesburg Stock Exchange listed, Wesizwe Platinum Limited (“Wesizwe”). See “Maseve Mine – Africa Wide Dilution” below for details regarding Africa Wide’s shareholding in Maseve. On September 6, 2017, the Company announced a term sheet detailing the Maseve Sale Transaction and the Plant Sale Transaction completed on April 5, 2018. Further details on this transaction can be found above and below.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project – Implats Strategic Investment

On November 6, 2017, the Company closed the Implats Transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company has committed $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of DFS costs.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and earning into the remaining interest by committing to an expenditure of $130.2 million in development work.

The closing of the exercise of the Purchase and Development Option is subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days the salient terms of a development and mining financing for the Waterberg Project, and providing a signed financing term sheet, subject only to final credit approval and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Waterberg Project – Activities in the period ended February 28, 2018

During the period ended February 28, 2018, approximately $3.9 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $24.9 million in net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $53 million. From inception to date, the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At February 28, 2018, Mnombo owed the Company approximately $1.9 million for funding provided.

On April 19, 2016, the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016, the Company reported positive results from an Independent Pre-Feasibility Study (“PFS”) on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. See “Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details” below.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at the Waterberg Project and the deposit is still open for expansion.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. Some drilling with the objective to increase the confidence in certain areas of the known mineral resource to the measured category was completed during 2017. Drilling activity was increased in November, 2017 after completion of the Initial Purchase of the Implats Transaction. To March 31, 2018, approximately 53,090 meters have been drilled for this programme, of which approximately 39,891 meters have been drilled since November 2017.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified. Infill drilling is confirming and adding definition to these zones, which will allow them to be prioritized in an updated mine plan for the DFS.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve. The project resources consist of 60% palladium (refer to the October 2016 Waterberg Report - defined below).

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by TDxPower in coordination with Eskom and detailed hydrogeological work to source ground water. TDxPower has progressed electrical power connection planning for a 70 km, 137MVA line to the project.

Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. Another instance where groundwater sources currently supply a large-scale mine in the Limpopo region has stimulated this research. Several boreholes proximal to the Waterberg Project have already identified large volumes of ground water that because of mineral content, is not potable or suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. The Waterberg Project team is examining the possibility of assisting with regional infrastructure to source potable water for municipal use while also sourcing and providing mine process water. Meetings with local municipalities have been positive and co-operative in tone and are encouraging for future development.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC was appointed for DFS work on underground mining engineering and design and reserve estimation. Waterberg JV Co. also plans to file a mining right application during 2018, based substantially on the results of the PFS.

Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details

On October 19, 2016, the Company announced positive results from a PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. Technical information in this MD&A regarding the Waterberg Project is derived from the NI 43-101 technical report entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016, with an effective date of October 17, 2016 for the estimate of mineral reserves and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen, B.Eng. (Mining, Engineering), Pr. Eng. (ECSA), Advisian/WorleyParsons Group; (ii) Independent Geological Qualified Person Mr. Charles J Muller, B.Sc. (Hons) Geology, Pri. Sci. Nat., CJM Consulting (Pty) Ltd.; and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

Readers are directed to review the full text of the October 2016 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The October 2016 Waterberg Report estimated mineral resources in the “T” and “F” zones (100% project basis) at an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

•	Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut- off), plus 0.08% Cu and 0.15% Ni.

•	Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

The October 2016 Waterberg Report also estimated probable mineral reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

•	102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

Only Indicated resources have been incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined as delivered to the mill, and as demonstrated in the PFS. The reader is cautioned to note that the mineral reserves are included within the indicated mineral resources, and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS.

Highlights of the PFS

•	Validation of the 2014 Waterberg PEA results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.

•	Annual steady state production rate of 744,000 4E ounces in concentrate.

•	A 3.5-year construction period.

•	Onsite life-of-mine average cash cost of $248 per 4E ounce including by-product credits and exclusive of smelter discounts.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

•	After-tax Net Present Value (“NPV”) of $320 million, at an 8% discount rate, using three-year trailing average metal prices.

•	After-tax NPV of $507 million, at an 8% discount rate, using investment bank consensus average metal prices.

•

Estimated capital to full production of approximately $1.06 billion including $67 million in contingencies. Peak project funding estimated at $914 million. Capital costs to full production and peak funding of the project are estimated in Rand 2016 terms at 15R/1USD with a flat exchange rate. Escalation of costs in Rand terms are estimated to be mostly offset over time by future Rand devaluation.

•	After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.

•	After-tax IRR of 16.3% at investment bank consensus average metal prices.

•	Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).

•	Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

As a result of the shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa 4E industry cost curve. The project resources consist of 60% palladium and the PFS estimates that Waterberg will produce approximately 744,000 4E ounces per year at full production, of which 472,000 ounces would be palladium annually.

It is estimated that Waterberg will create approximately 3,361 new primary highly trained jobs with transferable skills. The increased safety, improved working conditions, low costs and decline access for rapid development all provide attractive features compared to traditional platinum and palladium mines in South Africa. The project is in an area prioritized for economic development. Relations with the small rural community in the area have been business like and positive.

The estimates for the scope of work, within the given battery limits, and subject to the qualifications, assumptions and exclusions contained in the PFS, are considered to be within the accuracy range required for a PFS of +25%. Monte Carlo simulation was used to provide a 12% contingency that was used in the estimates. A minimum mining width has been set at three meters so that all mining can be fully mechanized, safe and efficient.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been contributed by JOGMEC at the end of fiscal 2017. As of February 28, 2018 all of the JOGMEC contribution had been spent on project expenditures. The Company remained the Project operator under the 2nd Amendment.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above. The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd (“HANWA”) to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. As described in JOGMEC’s press release, JOGMEC and HANWA will start negotiations on the terms of the transfer of interest to HANWA, including, with a successful negotiation, HANWA securing the right to a supply of certain metals produced at the Waterberg Project.

NON-MATERIAL MINERAL PROPERTY INTERESTS

As described above, the Company is in process to complete the Maseve Sale Transaction. The Maseve Mine is on care and maintenance. The Company does not plan any further investment at Maseve. In the event that the Maseve Sale Transaction did not fully complete for any reason, the Company would pursue other expressions of interest to purchase Maseve and any remaining assets. Based on the intended sale of the Maseve Mine and the above facts, the Company has determined that the Maseve Mine is no longer a material property of the Company in the context of NI 43-101.

The other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties other than the Maseve Mine have been written off.

Maseve Mine

Maseve – Sale to Royal Bafokeng Platinum

On September 6, 2017, the Company entered into a term sheet detailing the two stage Maseve Sale Transaction. Later, on November 23, 2017, definitive legal agreements were executed to sell all rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. The Maseve Sale Transaction is to occur in two stages:

•

Pursuant to the terms of the stage one Plant Sale Transaction, on April 5, 2018, RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Proceeds from the Plant Sale Transaction received by Maseve on April 5, 2018 were remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA, and then remitted by PTM RSA on April 10, 2018 to repay the Sprott Facility (as defined below) in full and to partially repay the LMM Facility. See note 14 “Subsequent Events” of the Company’s February 28, 2018 condensed consolidated interim financial statements for more details. After completion of Plant Sale Transaction on April 5, 2018, Maseve retained ownership of the mining right, underground development and equipment, power and water rights as well as certain surface rights and improvements in respect of the Maseve Mine.

•

Pursuant to the terms of the stage two Share Transaction, RBPlat is to pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The Share Transaction is conditional upon obtaining all requisite regulatory approvals including Section 11 transfer approval for the Share Transaction from the DMR (“Ministerial Consent”) within three years ending January 16, 2021.

In preparation for completion of the Share Transaction, RBPlat has issued 4,871,335 common shares, which are held in escrow, and pursuant to the Share Transaction were priced at Rand 31.7366 per common share, being their 30-day volume weighted average price on the Johannesburg Stock Exchange calculated on market close on September 5, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

RBPlat has entered into an interim arrangement for operation of the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the approval of the Maseve Sale Transaction by the South African Competition Commission (“Competition Approval”), which was received on January 16, 2018, and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes.

PTM’s proceeds from the Plant Sale Transaction were used to repay the Sprott Lenders (defined below) and partially repay LMM. Conditions precedent to the Plant Sale Transaction were fulfilled on February 14, 2018. A deposit amount in escrow of Rand 41.37 million (approximately $3.5 million) (the “Deposit”) was released to the Company on March 14, 2018. The final Plant Sale Transaction cash payment of Rand 646.74 million (approximately $53.3 million) (the “Final Payment”) was received by the Company in South Africa coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat on April 5, 2018. The Rand amount received was translated at a quoted USD to Rand exchange rate of 11.92 on April 5, 2018 pursuant to the definitive legal agreements for the Maseve Sale Transaction. Upon receipt of Rand Proceeds in Canada on April 9, 2018 the Final Payment was exchanged from Rand into USD at a rate of 12.1341. An amount of Rand 40.94 million (approximately $3.5 million) from the release of the Deposit was used to settle outstanding contractor claims and then pay an amount of $107,755 to reduce outstanding indebtedness to the Sprott Lenders. In addition, a further Rand 12.5 million (approximately $1.04 million) was deposited into a separate escrow account by RBPlat in February, 2018 for release to the Company as RBPlat’s agreed share of the contractor claim settlement upon completion of the Plant Sale Transaction. The Company expects the release of these funds shortly.

The Company utilized approximately $46.98 million from the Final Payment to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, a bridge loan of $5.0 million (the “Bridge Loan”) and all accrued and unpaid interest and fees due of approximately $1.98 million. The Company then paid approximately $6.32 million from the Final Payment to LMM. A payment of Rand 3.26 million (approximately $270,000) has been received from RBPlat for part of the exchange rate variance through the closing process of the Maseve Sale Transaction and is to also be paid to LMM. Prior to these payments to LMM, there was approximately $52.5 million in principal, accrued interest, fees and accrued production payments due to LMM. In addition, the Company was required to pay LMM a production payment termination fee (“PPTF”) of $15 million before May 11, 2018, or if later, $25 million. The approximately $6.59 million in payments to LMM are to be applied to a fee of US$400,000 due to LMM upon the repayment of the Sprott Facility and $6.19 million to the PPTF, reducing the Company’s outstanding obligations under the PPTF to approximately $8.81 million if paid before May 11, 2018, or if later, approximately $18.81 million. Pursuant to the terms of the LMM Facility, all payments to LMM are first applied to the PPTF. The LMM Facility matures on September 30, 2018.

The Company and RBPlat continue to work together in fulfilment of the remaining conditions precedent to the completion of the Share Transaction.

Maseve Mine - History

On October 26, 2004, the Company entered into a joint venture agreement (the ”WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Amplats”) (37% interest held through its wholly owned subsidiary, Rustenburg Platinum Mines Ltd., and Africa Wide (26% interest held directly) in relation to combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. Africa Wide was subsequently 100% acquired by Wesizwe in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Company paid an equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time). On April 22, 2010, the Consolidation Transaction was also completed and the WBJV dissolved.

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve. Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed funds were fully depleted.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Phase 1 establishment of underground development at the north mine declines and preparation on surface for construction commenced in late 2010 and finished in late 2012. Maseve was issued a letter of grant in respect of a Mining Right on April 4, 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access into the southern portion of the deposit, ground preparations and foundations for milling, concentrating facilities and continued underground development. Ground work for the tailings storage facility commenced in late 2013.

In October 2013 and March 2014 Africa Wide elected not to fund its approximate $43.32 million share of two unanimously approved project budgets and cash calls for Project 1. The Company entered into arbitration proceedings with Africa Wide in accordance with the terms of the Maseve shareholders agreement to determine Africa Wide’s diluted interest in Maseve. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was diluted to approximately 17.1% .

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since the second cash call missed by Africa Wide was provided by way of intercompany loans.

Cold commissioning at Maseve was carried out in December 2015 and January 2016. The Maseve Mine milling facility was commissioned in February and March of 2016. First concentrate was produced in February 2016. Subsequent to February 2016, production ramp up at Maseve consistently fell below plan.

In July 2017, active mining was suspended at Maseve while the Company considered restructuring operations. At the same time the labour force was significantly reduced. Subsequent to the cessation of mining activities at Maseve in July 2017, it was determined that lender and investor support for further investment at Maseve in restructuring was not available and preparations began to place Maseve on care and maintenance. Later, after an extended period of discussions, on September 6, 2017, the Company entered into the Maseve Sale Transaction.

At third quarter end May 31, 2017, Management believed that indicators of impairment existed for the Maseve Mine, consisting of lower platinum and palladium prices, delays in production ramp-up and the low market capitalization of the Company. During the nine month period ending May 31, 2017, the Company recorded a $280 million impairment of the Maseve Mine (of which $225 million was recognized in the three months ended May 31, 2017), which was taken primarily to recognize the effect of missed production targets. At year end August 31, 2017, the Company recognized a further impairment in the amount of $291 million based on the valuation implied by the Maseve Sale Transaction.

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Capital Resources and Going Concern

Recent Equity Financings

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $29 million. Details of this offering may be found in the Company’s January 24, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

On April 26, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share, for aggregate gross proceeds of $20 million. Details of this offering may be found in the Company’s April 19, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017.

Prior to July 1, 2018, the Company may not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Company agreed in the Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Indenture provides that if the Company does not do so, it shall pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes are freely tradable by holders other than affiliates and certain other events have occurred. The Company does not anticipate filing the prospectus and registration statement and, accordingly, anticipates paying additional interest as provided for in the Indenture.

The Notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and ongoing care and maintenance of the Maseve Mine.

In accordance with the foregoing, effective January 1, 2018 the Company issued 2,440,629 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Sprott Facility

On February 13, 2015, the Company entered into a secured credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of up to $40 million. On November 20, 2015, the Company drew down $40 million under the Sprott Facility. The Sprott Facility was amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017, September 25, 2017 and February 12, 2018. Interest was compounded and payable monthly at an interest rate of LIBOR plus 8.5% . The Sprott Lenders had a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares PTM RSA holds in Waterberg JV Co. The Sprott Facility was also guaranteed by PTM RSA.

On December 22, 2017 and January 23, 2018, separate advances were made pursuant to which the Sprott Lenders advanced to the Company, in the aggregate the $5.0 million Bridge Loan. The Bridge Loan was subject to the same security provisions, interest rate, and covenants as the Sprott Facility, as amended. In consideration for the Bridge Loan the Sprott Lenders were paid a fee of $250,000 on December 22, 2017.

On April 10, 2018 the Company utilized approximately $46.98 million from the Final Payment of the Plant Sale Transaction to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, the Bridge Loan of S$5.0 million and all accrued and unpaid interest and fees due of approximately $1.98 million.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from its secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017, October 30, 2017 and February 12, 2018 (collectively, the “LMM Credit Agreement”), with LMM.

The interest rate on the LMM Facility is LIBOR plus 9.5% . Interest payments on the LMM Facility are to be accrued monthly and capitalized until March 31, 2018, and then paid to LMM quarterly thereafter.

Effective April 10, 2018, after repayment of the Sprott Facility, LMM has a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA.

Amendments to the Sprott Facility and LMM Facility

Under the Sprott Facility and the LMM Facility the Company agreed to customary and usual covenants for facilities and agreements of this nature. Based on delays to the ramp-up of production (as described above), the Sprott Facility and the LMM Facility were amended several times during previous fiscal years and the current fiscal year to revise certain covenants and conditions, including production targets, to waive cash sweep requirements, to waive working capital requirements and to defer repayment requirements.

In consideration for Sprott providing a $5.0 million advance to the Company in September and October 2017, and for Sprott’s consent to the Implats Transaction, in October 2017 the Company agreed to an amendment to the Sprott Facility which amended the term of the loan, required that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding indebtedness under the Sprott Facility and added certain new events of default or breach. For these amendments and for providing the advanced funds the Company paid the Sprott Lenders a cash fee of $250,000 on September 26, 2017.

In October 2017, the Company also agreed with Sprott and LMM to a specific use of the Company’s $17.2 million in proceeds from the Initial Purchase consummated in connection with the Implats Transaction, including: (i) repayment of any principal or fees related to a $5.0 million advance provided to the Company by Sprott in September and October 2017; (ii) payment of certain outstanding payables and general administrative expenses (including certain transaction fees related to the Implats Transaction); (iii) care and maintenance costs of the Maseve Mine during the sale closing period; and (iv) the Company’s $5.0 million share of planned DFS costs.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

In consideration for LMM’s consent to the Implats Transaction, and after further side amendments, extensions or waivers to the loan facilities in February, March and April 2018, the Company has, among other things, done the following:

•

Delivered an amended and restated LMM Facility agreement on February 12, 2018 which, among other things: (a) amended the term of the LMM Facility to mature on September 30, 2018; (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities; and (c) adds additional events of default for failing to be listed on the Toronto Stock Exchange, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018.

•

Agreed to raise $20.0 million in subordinated debt and/or equity within 30 days of the Sprott Facility repayment date of April 10, 2018 (the “First Required Raise”), and raise a further $20.0 million in subordinated debt and/or equity before July 31, 2018 (the “Second Required Raise”). Proceeds in each instance are to repay and discharge amounts due to LMM.

•

Delivered a termination agreement to the production payment agreement between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled either by payment of $15.0 million before May 11, 2018 (extended from March 30, 2018) or by payment of $25.0 million between May 11, 2018 and the LMM maturity date of September 30, 2018. This termination fee is secured by the same security securing the LMM Facility.

In February 2018, the Sprott Facility was also amended to accommodate certain time extensions, consents and waivers as required to complete the closing of the Plant Sale Transaction. Further time extensions or waivers were provided in March and April 2018. No additional fees were paid by the Company to either the Sprott Lenders or LMM for amendments, extensions or waivers during calendar 2018.

In October 2017, the Company agreed to pay to BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) an aggregate of $1.0 million within 15 business days of the closing of the Initial Purchase for services previously provided. In October 2017, the Company also agreed with BMO and Macquarie to pay BMO and Macquarie an aggregate of approximately $2.9 million for strategic consulting services previously provided as soon as practicable following the repayment of the Sprott Facility and the LMM Facility.

Going Concern

The Company currently has limited financial resources. Subsequent to year-end, the Company announced the sale of the Maseve Mine for gross proceeds valued at $74 million in November 2017. The stage one Plant Sale Transaction was completed on April 5, 2018. Implats completed a strategic acquisition of an 8.6% interest in the Waterberg Project from the Company for $17.2 million, which was paid to the Company on November 6, 2017. The Sprott Facility was fully repaid by the Company on April 10, 2018. As a result of these transactions, the debt repayment schedule with LMM has been crystalized. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Contractual Obligations

The following table discloses the Company’s contractual obligations as at February 28, 2018

Payments Due By Period (In thousands of dollars)
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$606	$903	$-	$-	$1,509
Eskom – Power(1)	4,009	-	-	-	4,009
Mining Development	398	-	-	-	398
Mining Indirect and Other(2)	1,731	-	-	-	1,731
Sprott Facility	48,618	-	-	-	48,618
LMM Facility	65,107	-	-	-	65,107
Totals	$120,469	$903	$-	$-	$121,372

Notes:

(1)	Upon completion of the Maseve Sale Transaction, outstanding commitments to Eskom will remain an obligation of Maseve.
(2)	Upon completion of the Maseve Sale Transaction, outstanding commitments in this category will remain an obligation of Maseve.

Accounts Receivable and Payable

Accounts receivable at February 28, 2018 totaled $2.9 million (August 31, 2017 - $2.1 million) being comprised mainly of $0.8 million in South African value added taxes refundable, $0.7 million due from Waterberg JV Co. shareholders and $0.4 million due for refund of Maseve Care and Maintenance costs from RBPlat. Accounts payable and accrued liabilities at February 28, 2017, totaled $10.7 million (August 31, 2017 - $16.4 million).

B)	Results of Operations

Six-Month Period Ended February 28, 2018

For the six-month period ended February 28, 2018, the Company had a net loss of $26.9 million (February 28, 2017 – net loss of $58.7 million). This difference is predominantly due to Maseve care and maintenance costs and interest costs of $12.9 million and $9.8 million respectively. In the current period, these costs were expensed, but in the prior comparable period, these costs were capitalized. Also, in the previous comparable period an impairment charge of $55.2 million was incurred while no impairment was incurred in the current period. Other items include a foreign exchange loss of $3.2 million (February 28, 2017 - $0.5 million loss) due to the US Dollar increasing in value relative to the parent company’s functional currency of the Canadian Dollar. A gain on fair value of financial instruments of $1.9 million was also recognized due to the decrease in value of the embedded derivatives in the Notes. These Notes did not exist at February 28, 2017. The currency translation adjustment recognized in the period is a gain of $7.1 million (February 28, 2017 - $51.9 million gain) predominantly due to the Rand increasing in value versus the US Dollar.

Three-Month Period Ended February 28, 2018

For the quarter ended February 28, 2018, the Company had a net loss of $14.4 million (February 28, 2017 – net loss of $56.3 million). This difference is predominantly due to Maseve care and maintenance costs and interest costs of $7.0 million and $5.7 million respectively incurred in the current period, which costs were capitalized in the previous comparable period. Also, in the previous comparable period an impairment charge of $55.2 million was incurred while no impairment was incurred in the current period. Other items include a foreign exchange loss of $0.07 million (February 28, 2017 - $1.0 million gain). The currency translation adjustment recognized in the period is a gain of $2.7 million (February 28, 2017 - $34.2 million gain) predominantly due to the Rand increasing in value versus the US Dollar.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

(In thousands of dollars, except for share data)
Quarter ended	Feb. 28,	Nov. 30,	Aug 31,	May 31,
	2018	2017	2017	2017
Interest income(1)	223	$129	$233	$180
Net income (loss)(2)	(14,440)	(12,444)	(303,783)	(227,850)
Basic earnings(loss) per share(3)	(0.09)	(0.08)	(2.05)	(1.37)
Total assets(4)	105,433	99,625	100,528	364,872

Quarter ended	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
	2017	2016	2016	2016
Interest income(1)	$349	$300	$316	$294
Net income (loss)(2)	(56,288)	(2,450)	(35,021)	892
Basic earnings(loss) per share(3)	(0.39)	(0.03)	(0.21)	0.01
Total assets(4)	587,326	576,842	519,858	517,799

Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarters ended August 31, 2017, May 31, 2017, February 28, 2017 and August 31, 2016 impairment charges of $309 million, $152 million, $55 million and $41.4 million respectively were recognized relating to the Maseve Mine. In the quarter ended February 28, 2017 there were share-based compensation expenses. Net (loss) income can also be impacted by the value of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company has in the past held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At May 31, 2017, February 28, 2017, November 30, 2016 and May 31, 2016 the Company’s assets increased compared to prior periods as a result of equity offerings.

4.	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

5.	Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the period ended February 28, 2018 $122 ($117 – February 28, 2017) was paid or accrued to independent directors for directors’ fees and services.

ii.

During the period ended February 28, 2018, the Company accrued or received payments of $28 ($28 – February 28, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the period include an amount of $24 ($28 – February 28, 2017) due from West Kirkland.

All amounts receivable and accounts payable owing to or from related parties (excluding the LMM Facility) are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

6.	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

7.	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At February 28, 2018 there were 150,910,006 common shares outstanding and 3,550,450 incentive stock options outstanding at exercise prices of C$2.00 to C$13.00. At April 11, 2018, the Company had 150,910,006 common shares outstanding. During the period the Company made no changes to the exercise price of outstanding options. Outstanding options were adjusted to conform with the Company’s announced consolidation of its common shares effective January 2016.

NYSE American Notice of Noncompliance

On April 10, 2018, the Company received a letter from the NYSE American LLC (“NYSE American”) stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) because the Company has reported stockholders’ (deficit) equity of $(4.6) million as of November 30, 2017 and net losses in its five most recent fiscal years ended August 31, 2017. In order to maintain its listing, the Company must submit a plan of compliance by May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by October 10, 2019. If the Company’s plan is accepted, the Company may be able to continue its listing, but will be subject to periodic reviews by the NYSE American. If the plan is not accepted, or if it is accepted, but the Company is not in compliance with the continued listing standards by October 10, 2019, or if the Company does not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, the Company’s common shares will continue to be listed on the NYSE American while it attempts to regain compliance with the continued listing standards.

Section 1003(a) of the Company Guide provides that the NYSE American will not normally consider suspending dealings in, or removing from the list, the securities of an issuer which is below any of standards set forth in Sections 1003(a)(i) through (iii) if the issuer is in compliance with the following: (1) Total value of market capitalization of at least $50,000,000; or total assets and revenue of $50,000,000 each in its last fiscal year, or in two of its last three fiscal years; and (2) The issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least $15,000,000 and 400 round lot shareholders (the “Alternative Listing Criteria”). The Company does not currently satisfy the Alternative Listing Criteria due to a recent decline in its market capitalization below $50,000,000. The Company intends to submit a plan to the NYSE American by the May 10, 2018 deadline advising the exchange of the actions the Company has taken or will take to increase its market capitalization and regain compliance, including the Company’s agreement under its secured credit facility with LMM to raise $20.0 million in subordinated debt and/or equity before May 10, 2018, and to raise a further $20.0 million in subordinated debt and/or equity before July 31, 2018.

8.	Outlook

The Company’s key business objectives are to advance the Waterberg Project and complete the Maseve Sale Transaction. In the near term, the Company’s liquidity will be constrained until the Maseve Sale Transaction is fully complete and financing has been obtained to repay and discharge remaining amounts due to LMM and for working capital purposes. As described above, the Company must complete the First Required Raise of $20.0 million in debt and or equity within 30 days of the first lien Sprott Facility being repaid (repaid on April 10, 2018) and complete the Second Required Raise for a further $20.0 million in debt and or equity before July 31, 2018.

In order to provide a financing alternative for a majority of the Second Required Raise, on March 8, 2018 the Company entered into a non-binding Term Sheet (the “Sprott Term Sheet”) with Sprott Private Resource Lending (Collector), LP (“Sprott PRL”) for a $15.0 million term loan facility (the “Sprott PRL Facility”) on industry standard costs, terms and conditions for a loan of this nature. If the Sprott PRL Facility is completed, the Sprott PRL Facility may be drawn upon by the Company until July 30, 2018, or such other date as mutually agreed by the Company and Sprott PRL and would have a maturity date of 12 months after the closing date. For full details of the Sprott PRL Facility see note 14 “Subsequent Events” of the Company’s February 28, 2018 condensed consolidated interim financial statements.

The Company plans to advance the Waterberg Project to completion of a DFS and a construction decision. Under the terms of the Implats Transaction a DFS budget of $10.0 million has been established by Waterberg JV Co. and the Company set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. Waterberg JV Co. plans to file a mining right application during 2018, based substantially on the results of the October 2016 Waterberg Report.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap.

The Company continues to review and assess corporate and asset level strategic alternatives with advisors BMO and Macquarie.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF and Form 20-F.

9.	Critical Accounting Estimates

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2017.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2018

10.	Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period ended February 28, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

11.	Other Information

Additional information relating to the Company for the period ended February 28, 2018 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2017 together with the notes thereto as well as the AIF and Form 20-F.

12.	List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Kris Begic (VP, Corporate Development)
Tim Marlow
Diana Walters